FIRST NLC SECURITIZATION, INC.

1001 Nineteenth Street North

Arlington, VA 22209

May 31, 2006

VIA FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Ms. Sara D. Kalin

First NLC Securitization, Inc.

Registration Statement on Form S-3 (No. 333-132277)

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, First NLC Securitization, Inc. (the “Company”) hereby requests acceleration of the referenced Registration Statement on Form S-3 (No. 333-132277) to become effective by 11:00 a.m. (Eastern Time) on Thursday, June 1, 2006, or as soon thereafter as is practicable.

In connection with this request for effectiveness, the Company acknowledges the following:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

First NLC Securitization, Inc.

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	President and Chief Operating Officer

cc:	Jack A. Molenkamp, Esq.

Tracey L. McNeil, Esq.